

NEWS RELEASE

Orla Mining Reports New Drill Results from Zone 22 at Camino Rojo, Mexico
High grade intersections outside current resource panels enhances potential

Vancouver, BC – August 7, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an exploration update from the Camino Rojo deposit in Zacatecas, Mexico, focusing on Zone 22 extensions of the Sulphides. The presence of high-grade mineralization, along with straightforward metallurgy and polymetallic characteristics, highlights Zone 22's strong potential to enhance the underground resource.

The 15,000-metre infill drilling program, launched in early 2025 to target the upper 500 metres of Zone 22, was completed on July 18. Drilling has consistently returned high-grade Au-Ag-Zn mineralization, supporting the June 2025 initial underground Mineral Resource estimate and enhancing the potential for both resource growth and classification upgrades. Given the success to date, the Company has expanded the program by an additional 5,000 metres in 2025, sourced from within the existing 2025 exploration budget.

The infill drill results will support an updated underground resource estimate for the Camino Rojo deposit, which is expected to feed into the planned 2026 Preliminary Economic Assessment (PEA).

Highlights:

- **High-grade intersections (reported as true widths) outside current resource panels[1]:**
    - 142.0 g/t AuEq over 1.4 m (Hole CRSX24-36D)
    - 9.8 g/t AuEq over 9.4 m (Hole CRSX25-47B)
    - 9.0 g/t AuEq over 7.9 m (Hole CRSX25-48A)
    - 6.2 g/t AuEq over 9.6 m (Hole CRSX25-50A)
    - 14.2 g/t AuEq over 3.3 m (Hole CRSX25-46C)
    - 4.2 g/t AuEq over 11.4 m (Hole CRSX24-46)
    - 25.9 g/t AuEq over 1.2 m (Hole CRSX24-36D)

- **Increasing resource confidence:** Drill spacing was tightened to 30-80 metres within the upper 500 metres of Zone 22, supporting a potential resource classification upgrade planned for 2026 and guiding extension drilling along the main plunge extensions.

"The Zone 22 Infill Program has delivered consistent high-grade results, strengthening our resource model and reinforcing Zone 22 as key to Camino Rojo's underground potential. With mineralization still open, we see strong upside for further growth."

– Sylvain Guerard, Orla's Senior Vice President, Exploration

---

[1] Underground resource panels are geologically and spatially defined volumes that include internal dilution, built using mineralized wireframes, minimum width and continuity, and are constrained by cut-off grade. They represent potential underground mining blocks and support Mineral Resource estimation and RPEEE by approximating what could eventually be mined or recovered given Mineral Resources technical and economic constraints.



2025 Zone 22 Infill Program Highlights and Significance of Results

The 2025 Zone 22 program aimed to confirm, upgrade, and extend the continuity of high-grade polymetallic (Au-Ag-Zn-Pb-Cu) mineralization along the down-plunge extension of the Camino Rojo deposit. The 2025 program is focused on tightening drill spacing to enhance resource confidence and better define the geometry of high-grade zones. This campaign builds on the successful 2024 drilling campaign which extended mineralization nearly one kilometre down plunge, and the initial 2025 underground Mineral Resource estimate. (Please see press releases dated December 10, 2024, and June 5, 2025).

This press release provides results from 16 of 21 drill holes and 9,470 metres drilled as part of the 2025 infill drilling program, and 7 drill holes and 5,278 metres from the final portion of the 2024 program. The 2024 results had not yet been reported and were not included in the initial underground resource estimate **(Figures 1, 2)**.

To date, 15 significant mineralized intersections have been identified outside the current resource panels, each with a grade-by-thickness factor exceeding 30 g/t AuEq·m. Estimated true widths range from 1.2 to 11.9 metres including narrower intervals (0.4 to 1.8 metres true width) of elevated gold grades of 10.3 to 142.0 g/t and zinc values ranging from 5.07% to 18.65%. Additionally, four composites, ranging from 18.0 to 25.0 g/t AuEq·m, are located within the current resource panels, while four additional composites are found outside the current resource. See **Figures 3 to 6** and **Table 1** for the drill intersection highlights.

The infill program continues to confirm the presence of high-grade polymetallic mineralized zones with both steep and gently dipping (flat) geometries.

Zone 22: The Vertical and Down-plunge Continuation of the Camino Rojo Deposit

The Camino Rojo deposit comprises three continuous zones with distinct characteristics:

1. The Camino Rojo Oxide Deposit ("Camino Rojo Oxides"), hosted by the Caracol formation,

2. The Camino Rojo Sulphide Deposit, the sulphide continuation of the Camino Rojo Oxides, also hosted by the Caracol formation ("Camino Rojo Sulphides" or "Sulphides"); and

3. Zone 22, an extension of the Sulphides, hosted by the limestone-rich Indidura, Cuesta del Cura, La Peña, and Cupido formations.

Zone 22, the vertical and down-plunge extension of the Camino Rojo Sulphides, extends through multiple limestone-rich formations and remains open at depth **(Figures 3, 4)**. Mineralization has been identified across all drilled units, with current drilling defining a zone 500 metres along strike, a horizontal thickness of 200 to 400 metres and extending from 700 to 1,300 metres in vertical depth below surface.

Exploration Planning – *Increasing Metres & Exploration Drift Proposed*

Supported by strong results, total drilling is now expected to reach approximately 20,000 metres by year-end, exceeding the original 2025 plan of 15,000 metres. Two drill rigs will continue operating through year-end, targeting further infill and extension of Zone 22 **(Figure 4)**. The drill program is planned to continue into 2026, progressively infilling down-plunge mineralized trends – one Au-Ag-Zn and the other Au-Ag-Cu – while increasing confidence in the existing resource.



As part of future planning, an exploration drift is proposed to enable tighter-spaced underground drilling to further refine resource definition. Technical work is ongoing to support the transition to advanced studies. Permitting and early-stage development planning are underway, with drift construction potentially beginning in 2026, subject to permit approval.



Figure 1: Plan View Showing Location of Reported Drill Holes





Figure 2: Camino Rojo Long Section Overview with Recently Reported Initial Underground Resources (June 5, 2025, Press Release)





Figure 3: Camino Rojo Long Section Drill Result Highlights





CAMINO ROJO
INCLINED LONGITUDINAL SECTION
+/-200m Looking NW
Indidura
Cuesta del Cura
La Peña
Cupido
800m
1000m
1200m
1400m
1.2km
Cu (%)
1.0-2.5
0.5-1.0
AuEq g/t
> 30
20-30
10-20
5-10
1-5
Resource Panels
Z22 Drill Program
H2 Drill Areas
Open
Open
500m

Figure 4: Camino Rojo Long Section Drill Result Highlights and 2025 Planned Holes





ZONE 22
CROSS SECTION – LOOKING NORTHEAST
Holes 36D, 47A, 47C, 49A – 50m Section Extent
CRSX25-47A
6.1m @ 7.83g/t AuEq
incl. 1.1m @ 10.5g/t AuEq
incl. 1.5m @ 21.1g/t AuEq
CRSX24-36D
2.1m @ 25.9g/t AuEq
incl. 1.6m @ 34.3g/t AuEq
1000m
CRSX25-49A
1.0m @ 12.9g/t AuEq
11.0m @ 3.76g/t AuEq
13.6m @ 3.73g/t AuEq
incl. 1m @ 23.3g/t AuEq
1.5m @ 21.9g/t AuEq
CRSX25-47C
0.5m @ 20.4g/t AuEq
CRSX24-36D
5.0m @ 5.23g/t AuEq
incl. 0.8m @ 18.0g/t AuEq
Intercepts
Reported in this press release
CRSX24-36D
1.5m @ 142.0g/t Au
1200m
Histogram Scale
AuEq g/t
1
5
10
15
20
>25
Dike Fault Zone
250m
Cut off grade 2.0g/t AuEq, minimum length 1.5m, maximum consecutive internal waste 3m.

Figure 5: Camino Rojo Cross Section Drill Intersection Highlights





ZONE 22
CROSS SECTION – LOOKING NORTHEAST
Holes 45A, 46, 46A & 46B – 50m Section Extent
CRSX25-46A
4.8m @ 2.16g/t AuEq
incl. 0.5m @ 10.7g/t AuEq
7.7m @ 2.23g/t AuEq
6.4m @ 3.59g/t AuEq
incl. 0.5m @ 11.9g/t AuEq
0.6m @ 25.8g/t AuEq
3.6m @ 4.02g/t AuEq
incl. 0.5m @ 12.2g/t AuEq
0.5m @ 36.1g/t AuEq
3.4m @ 3.63g/t AuEq
incl. 0.5m @ 13.2g/t AuEq
1.8m @ 17.0g/t AuEq
incl. 0.6m @ 36.5g/t AuEq
CRSX25-46
14.7m @ 3.80g/t AuEq
incl. 4.2m @ 7.17g/t AuEq
4.3m @ 10.2g/t AuEq
incl. 1.6m @ 21.3g/t AuEq
CRSX24-45A
2.2m @ 6.61g/t AuEq
CRSX25-46B
7.4m @ 4.63g/t AuEq
incl. 0.5m @ 31.9g/t AuEq
incl. 0.5m @ 24.1g/t AuEq
5.6m @ 2.60g/t AuEq
2.2m @ 11.8g/t AuEq
incl. 1.1m @ 21.2g/t AuEq
800m
1000m
1200m
Dike Fault Zone
Intercepts
Reported in this press release
Histogram Scale
AuEq g/t
1
5
10
15
20
>25
250m
Cut off grade 2.0g/t AuEq, minimum length 1.5m, maximum consecutive internal waste 3m.

Figure 6: Camino Rojo Cross Section Drill Intersection Highlights

Table 1: Drill Intersection Detailed Highlights[2]

Hole ID	From (m)	Core Length (m)	Au g/t	Ag g/t	Zn %	Cu %	Pb %	AuEq g/t
CRSX24-36D	1014.9	2.1	21.1	115.4	5.82	0.13	1.17	25.9
and	1182.4	0.8	17.0	17.5	1.19	0.16	0.03	18.0
and	1346.0	1.5	142.0	2.6	0.02	<0.005	<0.005	142.0
CRSX24-42B	1515.1	0.5	11.5	10.7	5.07	0.07	0.01	14.2
CRSX25-46	957.0	0.8	18.5	77.0	8.14	0.25	0.11	23.7
and	1039.8	14.7	3.0	15.0	0.55	0.26	<0.005	3.8
incl.	1041.4	4.2	6.39	18.4	0.24	0.34	<0.005	7.17
and	1070.4	1.6	13.6	37.9	14.30	0.11	0.18	21.3
CRSX25-46A	985.1	0.6	21.5	28.2	7.70	0.16	0.04	25.8

[2] Metal prices used in gold equivalent calculation: Au = $1,750/oz, Ag = $21/oz, Zn = $1.20/lb, Pb = $0.90/lb, Cu = $3.50/lb. See "Gold Equivalent Calculation" below for additional information. All prices in USD. All composites are in Zone 22.



and	1012.6	0.5	35.5	29.4	0.03	0.21	0.01	36.1
and	1054.7	0.6	36.4	2.6	<0.005	0.05	<0.005	36.5
CRSX25-46B	952.2	0.5	25.3	48.3	11.75	0.17	0.04	31.9
and	954.0	0.5	16.9	46.1	13.00	0.20	0.05	24.1
and	1046.6	1.1	15.1	6.8	12.02	0.06	<0.005	21.2
CRSX25-46C	970.5	1.5	10.5	3.1	0.21	0.01	0.01	10.6
and	1026.7	4.4	9.06	62.1	8.28	0.22	0.17	14.2
CRSX25-47A	987.4	1.1	9.06	23.8	1.38	0.35	<0.005	10.5
and	990.5	1.5	21.0	1.6	0.07	<0.005	<0.005	21.1
and	1019.6	0.5	12.6	36.4	4.18	0.14	0.03	15.3
CRSX25-47B	1071.5	10.5	9.42	15.6	0.35	0.03	0.05	9.83
incl.	1071.5	1.0	72.3	4.2	0.45	0.04	<0.005	72.6
CRSX25-47C	1072.9	0.5	19.0	57.6	1.27	0.13	0.09	20.4
CRSX25-48A	885.3	1.4	10.5	6.4	5.91	0.06	0.01	13.6
and	913.9	9.8	8.0	11.2	1.52	0.07	0.04	9.0
incl.	913.9	0.5	65.6	18.9	2.49	0.05	0.15	67.2
incl.	915.6	0.5	51.8	57.1	4.60	0.13	0.38	55.0
incl.	918.8	0.6	15.1	20.0	8.80	0.08	0.10	19.8
and	930.5	0.6	15.3	25.9	2.90	0.13	0.05	17.2
and	1087.6	1.1	3.61	5.1	13.40	0.07	0.01	10.4
CRSX25-48B	1022.5	0.5	10.3	23.4	6.33	0.10	0.02	13.8
CRSX25-48C	820.0	0.6	14.5	39.5	0.46	0.08	0.07	15.3
CRSX25-48D	856.8	1.0	9.41	35.7	2.24	0.32	0.01	11.4
CRSX25-49	1195.7	0.5	17.9	22.9	13.35	0.16	0.02	24.9
CRSX25-49A	1056.9	1.0	9.76	71.0	4.42	0.08	0.27	12.9
and	1166.4	1.0	21.5	50.4	1.73	0.21	0.10	23.2
and	1253.0	1.5	21.0	44.3	0.23	0.18	0.20	21.9
CRSX25-49B	1018.3	1.5	14.0	167.9	5.97	0.11	2.37	19.8
CRSX25-50A	843.5	11.6	4.77	17.0	2.20	0.12	0.01	6.21

Additional Technical Information

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 45-97% for the reported interval for all composites >3 (see Appendix table 1) or >1.5 (see Appendix table 2) grade-by-thickness factor (AuEq g/t*m). See Table 1 in the Appendix of this news release for estimated true widths of individual composites. A standard sampling length of 1.5 metres is used with a minimum of 0.5 metres when required based on geological contacts. Drill core is mainly HQ diameter, with reduction to NQ where necessary due to drilling depth. The reported composites were not subject to “capping” of high grades. Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 2.0 g/t AuEq cut-off grade and maximum 3 metres consecutive waste.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 (“NI 43-101”).

To verify the information related to the 2025 drilling program at the Camino Rojo property, Mr. Guerard has visited the property this year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.



Quality Assurance / Quality Control – 2025 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analysed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Minerals and ALS Laboratories are independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional information on the Company's previously reported drill results, see the Camino Rojo Report and the Company's press releases dated February 4, 2021 (Orla Mining Provides Exploration Update), September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline), January 31, 2023 (Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico), February 7, 2024 (Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results), June 26, 2024 (Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions) and December, 10, 2024 (Orla Expands High-Grade Mineralization 800 Metres Beyond Current Resource in Extension Drilling at Camino Rojo, Mexico).

For additional information on the Company's QAQC program, including drilling and sampling procedures, see the Company's technical report entitled "NI 43-101 Technical Report Camino Rojo Project, Zacatecas, Mexico" with an effective date of March 31, 2025 (the "Camino Rojo Report"), which is available on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Gold Equivalent Calculations

The following metal prices in USD were used for the gold metal equivalent calculations: $1,750/oz gold, $21/oz silver, $0.90/lb lead, $1.20/lb zinc, and $3.50/lb copper. Metal recoveries on the Sulphide extension, based on the total recovery for the sulphide portion of the existing resource estimate, were 86% for gold, 76% for silver, 60% for lead, and 64% for zinc, and based on a preliminary study of similar carbonate replacement deposits were assumed to be 85% for copper. Metal recoveries on Zone 22, based on a preliminary metallurgical study, were 88% for gold and 92% for zinc, and based on a preliminary study of similar carbonate replacement deposits were assumed to be 85% for silver, 85% for lead and 85% for copper.

The following equations were used to calculate gold equivalence:

Camino Rojo Sulphide AuEq = Au (g/t) + [Ag (g/t) * 0.0106] + [Pb (%) * 0.2460] + [Zn (%) * 0.3499] + [Cu (%) * 1.3555]

Camino Rojo Zone 22 AuEq = Au (g/t) + [Ag (g/t) * 0.0116] + [Pb (%) * 0.3406] + [Zn (%) * 0.4916] + [Cu (%) * 1.3247]



Analyzed metal equivalent calculations are reported for illustrative purposes only. The metal chosen for reporting on an equivalent basis is the one that contributes the most dollar value after accounting for the recoveries used above.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com



Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the results of the Company's exploration drilling program at Camino Rojo, including potential resource growth and enhancement, increased resource confidence, classification upgrades, and potential mineralization; additional drilling planned at Camino Rojo in 2025; the publication and timing of a PEA on the Sulphides; construction of an exploration drift and the timing thereof; receipt of applicable permits; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.



Appendix: Drill Results

Table 1: Camino Rojo Sulphide Extension Composite Drill Results (Composites 2g/t AuEq cog)

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Zn %	Cu %	Pb %	AuEq g/t (Au+Ag+Cu +Pb+Zn)	AuEq GXM	Including 5.0g/t AuEq COG	Including 10g/t AuEq HG	Litho
CRSX24-36D	1014.90	2.1	1.24	21.08	115.4	5.82	0.13	1.17	25.85	54.29	1.6m @ 34.27g/t AuEq (28.26g/t Au, 128.3g/t Ag, 0.09% Cu, 1.56% Pb, 7.88% Zn)	1.6m @ 34.27g/t AuEq (28.26g/t Au, 128.3g/t Ag, 0.09% Cu, 1.56% Pb, 7.88% Zn)	Cuesta de Cura
CRSX24-36D	1083.00	1.5	1.43	1.90	4.2	0.09	0.02	<0.005	2.01	3.02			Cuesta de Cura
CRSX24-36D	1106.70	0.5	0.48	4.77	34.3	1.79	0.12	0.03	6.22	3.11			Cuesta de Cura
CRSX24-36D	1125.50	1.3	1.19	1.63	13.1	4.32	0.30	<0.005	4.30	5.38			Cuesta de Cura
CRSX24-36D	1178.20	5.0	4.73	3.75	31.4	0.25	0.75	0.01	5.23	25.90	0.8m @ 18.01g/t AuEq (17g/t Au, 17.5g/t Ag, 0.16% Cu, 0.03% Pb, 1.19% Zn)	0.8m @ 18.01g/t AuEq (17g/t Au, 17.5g/t Ag, 0.16% Cu, 0.03% Pb, 1.19% Zn)	La Peña
CRSX24-36D	1346.00	1.5	1.45	142.00	2.6	0.02	<0.005	<0.005	142.04	213.06	1.5m @ 142.04g/t AuEq (142g/t Au, 2.6g/t Ag, <0.005% Cu, <0.005% Pb, 0.02% Zn)	1.5m @ 142.04g/t AuEq (142g/t Au, 2.6g/t Ag, <0.005% Cu, <0.005% Pb, 0.02% Zn)	La Peña
CRSX24-36D	1390.20	0.8	0.78	4.82	2.7	1.89	0.08	<0.005	5.89	4.71			Cupido
CRSX24-36D	1534.50	1.5	1.46	2.73	0.7	<0.005	0.01	<0.005	2.76	4.14			Cupido
CRSX24-41A	1438.10	0.5	0.37	0.99	229.0	4.72	0.03	4.86	7.67	3.83			Cupido
CRSX24-41A	1453.00	2.5	1.81	0.29	56.4	1.48	0.02	1.29	2.14	5.24			Cupido
CRSX24-41A	1549.65	0.5	0.38	6.24	95.9	3.29	0.34	0.13	9.46	4.73			Cupido
CRSX24-42B	1515.10	0.5	0.42	11.50	10.7	5.07	0.07	0.01	14.21	7.10		0.5m @ 14.21g/t AuEq (11.5g/t Au, 10.7g/t Ag, 0.07% Cu, 0.01% Pb, 5.07% Zn)	Cupido
CRSX24-42B	1528.20	3.1	2.63	3.37	27.3	0.26	0.15	0.06	4.04	12.73	1.1m @ 6.85g/t AuEq (6.03g/t Au, 47.3g/t Ag, 0.18% Cu, 0.02% Pb, 0.06% Zn)		Cupido
CRSX24-44A	1379.50	3.7	3.17	0.74	21.2	0.63	0.98	<0.005	2.59	9.46			Cupido
CRSX24-44A	1396.00	1.5	1.14	0.90	22.0	0.04	0.84	<0.005	2.29	3.44			Cupido
CRSX24-45A	997.00	1.5	1.33	3.85	3.9	0.44	0.04	<0.005	4.16	6.24			Cuesta de Cura
CRSX24-45A	1034.85	1.7	1.51	2.16	33.7	0.75	0.24	0.11	3.27	5.56			Cuesta de Cura
CRSX24-45A	1091.50	1.5	1.07	3.99	10.8	0.03	0.01	0.02	4.15	6.22			Cuesta de Cura
CRSX24-45A	1100.50	1.5	1.07	2.75	0.3	0.01	0.01	<0.005	2.77	4.15			Cuesta de Cura
CRSX24-45A	1119.85	2.2	1.91	3.73	110.5	2.69	0.17	0.12	6.61	14.20	2.2m @ 6.61g/t AuEq (3.73g/t Au, 110.5g/t Ag, 0.17% Cu, 0.12% Pb, 2.69% Zn)		Cuesta de Cura
CRSX24-45A	1138.50	1.5	1.07	6.52	9.0	<0.005	0.02	0.02	6.66	9.99	1.5m @ 6.66g/t AuEq (6.52g/t Au, 9g/t Ag, 0.02% Cu, 0.02% Pb, <0.005% Zn)		La Peña
CRSX25-46	956.95	0.8	0.59	18.45	77.0	8.14	0.25	0.11	23.71	17.78	0.8m @ 23.71g/t AuEq (18.45g/t Au, 77g/t Ag, 0.25% Cu, 0.11% Pb, 8.14% Zn)	0.8m @ 23.71g/t AuEq (18.45g/t Au, 77g/t Ag, 0.25% Cu, 0.11% Pb, 8.14% Zn)	Cuesta de Cura
CRSX25-46	987.35	1.1	0.85	4.90	31.2	2.52	0.19	0.02	6.75	7.43		0.6m @ 10.72g/t AuEq (7.91g/t Au, 26.6g/t Ag, 0.09% Cu, 0.03% Pb, 4.83% Zn)	Cuesta de Cura
CRSX25-46	1012.05	1.2	1.03	1.77	30.3	2.41	0.61	<0.005	4.12	4.94			Cuesta de Cura
CRSX25-46	1039.80	14.7	11.41	3.00	15.0	0.55	0.26	<0.005	3.80	55.84	4.2m @ 7.17g/t AuEq (6.39g/t Au, 18.4g/t Ag, 0.34% Cu, <0.005% Pb, 0.24% Zn)		1039.8 - 1044.25 Cuesta de Cura 1044.25 - 1045.6 FG Intrusives - hdb-bi-pl 1045.6 - 1054.5 Cuesta de Cura
CRSX25-46	1068.40	4.3	3.31	6.56	22.8	6.46	0.14	0.09	10.21	43.39	4.2m @ 10.21g/t AuEq (6.56g/t Au, 22.8g/t Ag, 0.14% Cu, 0.09% Pb, 6.46% Zn)	1.6m @ 21.27g/t AuEq (13.6g/t Au, 37.9g/t Ag, 0.11% Cu, 0.18% Pb, 14.3% Zn)	Cuesta de Cura
CRSX25-46A	913.00	1.5	1.32	2.61	0.9	0.15	<0.005	<0.005	2.70	4.05			Indidura

CRSX25-46A	917.60	4.8	3.53	0.90	7.2	2.25	0.05	0.02	2.16	10.27		0.5m @ 10.7g/t AuEq (1.08g/t Au, 20.8g/t Ag, 0.15% Cu, 0.04% Pb, 18.65% Zn)	Indidura
CRSX25-46A	938.80	7.7	6.74	1.43	27.3	0.77	0.10	0.04	2.28	17.56			Cuesta de Cura
CRSX25-46A	951.00	6.4	4.79	2.35	14.6	1.52	0.04	0.02	3.32	21.27	1.5m @ 5.67g/t AuEq (3.76g/t Au, 8.6g/t Ag, 0.01% Cu, 0.02% Pb, 3.65% Zn)	0.5m @ 11.85g/t AuEq (8.74g/t Au, 108g/t Ag, 0.31% Cu, 0.06% Pb, 2.92% Zn)	Cuesta de Cura
CRSX25-46A	985.10	0.6	0.45	21.50	28.2	7.70	0.16	0.04	25.84	15.51	0.6m @ 25.84g/t AuEq (21.5g/t Au, 28.2g/t Ag, 0.16% Cu, 0.04% Pb, 7.7% Zn)	0.6m @ 25.84g/t AuEq (21.5g/t Au, 28.2g/t Ag, 0.16% Cu, 0.04% Pb, 7.7% Zn)	Cuesta de Cura
CRSX25-46A	991.20	3.6	2.70	2.80	11.3	2.05	0.06	0.01	4.02	14.49	1m @ 9.69g/t AuEq (7.97g/t Au, 21.3g/t Ag, 0.15% Cu, 0.01% Pb, 2.58% Zn)	0.5m @ 12.18g/t AuEq (10.25g/t Au, 32.7g/t Ag, 0.25% Cu, 0.02% Pb, 2.46% Zn)	Cuesta de Cura
CRSX25-46A	1012.60	0.5	0.37	35.50	29.4	0.03	0.21	0.01	36.14	18.07	0.5m @ 36.14g/t AuEq (35.5g/t Au, 29.4g/t Ag, 0.21% Cu, 0.01% Pb, 0.03% Zn)	0.5m @ 36.14g/t AuEq (35.5g/t Au, 29.4g/t Ag, 0.21% Cu, 0.01% Pb, 0.03% Zn)	Cuesta de Cura
CRSX25-46A	1032.60	3.4	2.55	1.97	3.9	3.21	0.03	0.01	3.63	12.33		0.5m @ 13.17g/t AuEq (2.64g/t Au, 6.5g/t Ag, 0.1% Cu, 0.01% Pb, 21% Zn)	Cuesta de Cura
CRSX25-46A	1054.65	1.8	1.57	16.85	2.1	<0.005	0.08	<0.005	16.99	30.58	1.8m @ 16.99g/t AuEq (16.85g/t Au, 2.1g/t Ag, 0.08% Cu, <0.005% Pb, <0.005% Zn)	0.6m @ 36.5g/t AuEq (36.4g/t Au, 2.6g/t Ag, 0.05% Cu, <0.005% Pb, <0.005% Zn)	Cuesta de Cura
CRSX25-46B	911.45	4.3	3.14	0.97	41.7	0.99	0.17	0.07	2.19	9.41			911.45 - 913.15 Cuesta de Cura 913.15 - 914.75 FG Intrusives - hdb-bi-pl 914.75 - 915.75 Cuesta de Cura
CRSX25-46B	917.80	1.8	1.31	1.82	11.6	0.95	0.31	<0.005	2.83	5.09			Cuesta de Cura
CRSX25-46B	947.10	7.4	5.27	3.28	15.5	2.16	0.08	0.01	4.63	34.02	2.3m @ 12.18g/t AuEq (9.18g/t Au, 20.7g/t Ag, 0.08% Cu, 0.02% Pb, 5.39% Zn)	0.5m @ 31.87g/t AuEq (25.3g/t Au, 48.3g/t Ag, 0.17% Cu, 0.04% Pb, 11.75% Zn) 0.5m @ 24.05g/t AuEq (16.85g/t Au, 46.1g/t Ag, 0.2% Cu, 0.05% Pb, 13% Zn)	Cuesta de Cura
CRSX25-46B	957.70	0.5	0.36	3.55	38.8	4.35	0.11	0.04	6.29	3.15			Cuesta de Cura
CRSX25-46B	983.60	5.6	4.03	1.76	26.1	0.79	0.11	0.02	2.60	14.56	1.2m @ 6.84g/t AuEq (4.65g/t Au, 40.9g/t Ag, 0.21% Cu, 0.03% Pb, 2.89% Zn)		Cuesta de Cura
CRSX25-46B	1005.85	1.6	1.44	1.71	18.5	0.03	0.14	0.02	2.13	3.52			Cuesta de Cura
CRSX25-46B	1021.90	1.6	1.40	2.86	0.8	0.13	0.04	<0.005	2.99	4.78			Cuesta de Cura
CRSX25-46B	1027.50	1.5	1.31	2.19	3.5	0.89	0.03	<0.005	2.71	4.07			Cuesta de Cura
CRSX25-46B	1045.50	2.2	1.56	8.84	3.5	5.92	0.03	<0.005	11.83	25.44	1.1m @ 21.2g/t AuEq (15.13g/t Au, 6.8g/t Ag, 0.06% Cu, <0.005% Pb, 12.02% Zn)	1.1m @ 21.2g/t AuEq (15.13g/t Au, 6.8g/t Ag, 0.06% Cu, <0.005% Pb, 12.02% Zn)	Cuesta de Cura
CRSX25-46C	970.50	1.5	1.31	10.45	3.1	0.21	0.01	0.01	10.61	15.91	1.5m @ 10.61g/t AuEq (10.45g/t Au, 3.1g/t Ag, 0.01% Cu, 0.01% Pb, 0.21% Zn)	1.5m @ 10.61g/t AuEq (10.45g/t Au, 3.1g/t Ag, 0.01% Cu, 0.01% Pb, 0.21% Zn)	Cuesta de Cura
CRSX25-46C	984.00	1.8	1.36	3.85	7.8	2.87	0.01	0.01	5.37	9.66	1.8m @ 5.37g/t AuEq (3.85g/t Au, 7.8g/t Ag, 0.01% Cu, 0.01% Pb, 2.87% Zn)	0.5m @ 12.35g/t AuEq (9.43g/t Au, 16.3g/t Ag, 0.03% Cu, 0.02% Pb, 5.45% Zn)	Cuesta de Cura
CRSX25-46C	998.00	1.5	1.31	1.16	17.7	1.25	0.04	0.04	2.05	3.07			Cuesta de Cura
CRSX25-46C	1026.65	4.4	3.31	9.06	62.1	8.28	0.22	0.17	14.20	62.47	3.8m @ 15.83g/t AuEq (10.59g/t Au, 64.2g/t Ag, 0.24% Cu, 0.18% Pb, 8.38% Zn)	2.4m @ 19.2g/t AuEq (13.01g/t Au, 81.2g/t Ag, 0.31% Cu, 0.24% Pb, 9.68% Zn)	Cuesta de Cura
CRSX25-47	1059.00	2.5	1.90	3.13	4.8	0.12	0.07	<0.005	3.34	8.35			1059 - 1059.8 Porph Intrusives - hdb-bi-pl 1059.8 - 1061.5 Cuesta de Cura
CRSX25-47A	757.90	0.5	0.41	6.59	35.2	0.35	0.02	0.35	7.31	3.65			Indidura



CRSX25-47A	987.40	6.1	4.88	7.50	5.2	0.36	0.07	<0.005	7.83	47.74	4.6m @ 9.57g/t AuEq (9.19g/t Au, 6.6g/t Ag, 0.09% Cu, <0.005% Pb, 0.39% Zn)	1.1m @ 10.48g/t AuEq (9.06g/t Au, 23.8g/t Ag, 0.35% Cu, <0.005% Pb, 1.38% Zn) 1.5m @ 21.06g/t AuEq (21g/t Au, 1.6g/t Ag, <0.005% Cu, <0.005% Pb, 0.07% Zn)	987.4 - 988.35 FG Intrusives - hdb-bi-pl 988.35 - 993.5 Cuesta de Cura
CRSX25-47A	1019.60	0.5	0.41	12.60	36.4	4.18	0.14	0.03	15.28	7.64	0.5m @ 15.28g/t AuEq (12.6g/t Au, 36.4g/t Ag, 0.14% Cu, 0.03% Pb, 4.18% Zn)	0.5m @ 15.28g/t AuEq (12.6g/t Au, 36.4g/t Ag, 0.14% Cu, 0.03% Pb, 4.18% Zn)	Cuesta de Cura
CRSX25-47A	1050.80	0.5	0.40	8.81	19.3	1.11	0.13	0.02	9.76	4.88			Cuesta de Cura
CRSX25-47B	901.25	1.5	1.07	3.44	24.5	1.23	0.05	0.55	4.58	6.87			Indidura
CRSX25-47B	1065.00	3.3	2.96	2.33	16.1	0.98	0.02	0.10	3.07	10.12			Cuesta de Cura
CRSX25-47B	1071.50	10.5	9.43	9.42	15.6	0.35	0.03	0.05	9.83	103.22	9.1m @ 11.01g/t AuEq (10.6g/t Au, 17.1g/t Ag, 0.03% Cu, 0.05% Pb, 0.33% Zn)	1m @ 72.62g/t AuEq (72.3g/t Au, 4.2g/t Ag, 0.04% Cu, <0.005% Pb, 0.45% Zn)	Cuesta de Cura
CRSX25-47B	1103.60	3.6	3.18	0.91	126.1	0.20	0.25	0.17	2.86	10.14			Cuesta de Cura
CRSX25-47B	1111.80	1.7	1.19	8.82	3.6	0.07	0.07	<0.005	8.99	15.29	1.7m @ 8.99g/t AuEq (8.82g/t Au, 3.6g/t Ag, 0.07% Cu, <0.005% Pb, 0.07% Zn)		Cuesta de Cura
CRSX25-47C	1072.90	0.5	0.46	18.95	57.6	1.27	0.13	0.09	20.44	10.22	0.5m @ 20.44g/t AuEq (18.95g/t Au, 57.6g/t Ag, 0.13% Cu, 0.09% Pb, 1.26% Zn)	0.5m @ 20.44g/t AuEq (18.95g/t Au, 57.6g/t Ag, 0.13% Cu, 0.09% Pb, 1.26% Zn)	Cuesta de Cura
CRSX25-47C	1113.50	1.5	1.38	2.49	3.2	0.13	0.04	0.01	2.65	3.97			Cuesta de Cura
CRSX25-47C	1183.80	1.5	1.33	2.10	14.5	0.81	0.23	0.08	2.99	4.34			La Peña
CRSX25-48A	801.30	1.7	1.32	1.43	25.7	0.50	0.03	0.74	2.26	3.84			Indidura
CRSX25-48A	838.75	3.3	2.56	2.17	10.0	2.40	0.07	0.01	3.56	11.75			Cuesta de Cura
CRSX25-48A	852.60	1.4	1.09	3.04	1.9	0.77	0.02	<0.005	3.46	4.84			Cuesta de Cura
CRSX25-48A	885.30	1.4	1.13	10.55	6.4	5.91	0.06	0.01	13.61	19.06	1.4m @ 13.61g/t AuEq (10.55g/t Au, 6.4g/t Ag, 0.06% Cu, 0.01% Pb, 5.91% Zn)	0.7m @ 20.98g/t AuEq (20.6g/t Au, 4.8g/t Ag, 0.05% Cu, 0.02% Pb, 0.51% Zn)	Cuesta de Cura
CRSX25-48A	913.90	9.8	7.93	7.99	11.2	1.52	0.07	0.04	8.97	87.92	6.1m @ 13.83g/t AuEq (12.51g/t Au, 10.7g/t Ag, 0.04% Cu, 0.06% Pb, 2.28% Zn)	0.5m @ 67.16g/t AuEq (65.6g/t Au, 18.9g/t Ag, 0.05% Cu, 0.15% Pb, 2.49% Zn) 0.5m @ 55.03g/t AuEq (51.8g/t Au, 57.1g/t Ag, 0.13% Cu, 0.38% Pb, 4.6% Zn) 0.6m @ 19.79g/t AuEq (15.1g/t Au, 20g/t Ag, 0.08% Cu, 0.1% Pb, 8.8% Zn)	Cuesta de Cura
CRSX25-48A	930.45	0.6	0.49	15.30	25.9	2.90	0.13	0.05	17.22	10.33	0.6m @ 17.22g/t AuEq (15.3g/t Au, 25.9g/t Ag, 0.13% Cu, 0.05% Pb, 2.9% Zn)	0.6m @ 17.22g/t AuEq (15.3g/t Au, 25.9g/t Ag, 0.13% Cu, 0.05% Pb, 2.9% Zn)	Cuesta de Cura
CRSX25-48A	993.50	4.1	3.24	1.60	9.8	0.71	0.03	0.01	2.11	8.75			Cuesta de Cura
CRSX25-48A	1001.20	1.0	0.82	4.76	19.9	0.22	0.04	0.02	5.15	5.41			Cuesta de Cura
CRSX25-48A	1029.90	0.8	0.62	8.80	1.1	0.51	0.01	<0.005	9.08	7.27			Cuesta de Cura
CRSX25-48A	1073.50	0.8	0.62	1.72	9.9	4.58	0.05	<0.005	4.15	3.32			Cuesta de Cura
CRSX25-48A	1079.00	9.7	7.86	1.10	3.7	3.12	0.03	<0.005	2.71	26.19	1.1m @ 10.35g/t AuEq (3.61g/t Au, 5.1g/t Ag, 0.07% Cu, 0.01% Pb, 13.4% Zn)	1.1m @ 10.35g/t AuEq (3.61g/t Au, 5.1g/t Ag, 0.07% Cu, 0.01% Pb, 13.4% Zn)	Cuesta de Cura
CRSX25-48B	895.30	0.5	0.23	8.63	24.7	1.63	0.14	0.02	9.91	4.95			Indidura
CRSX25-48B	935.50	1.5	1.39	2.90	28.5	0.07	0.19	0.01	3.51	5.27			FG Intrusives - hdb-bi-pl
CRSX25-48B	965.70	1.6	1.49	2.03	11.1	1.75	0.04	0.02	3.08	4.93			Cuesta de Cura
CRSX25-48B	984.35	0.6	0.29	2.86	25.5	3.83	0.05	0.02	5.11	3.32			Cuesta de Cura
CRSX25-48B	1022.45	4.1	1.87	2.00	7.2	1.62	0.04	0.01	2.93	12.18	0.5m @ 13.83g/t AuEq (10.3g/t Au, 23.4g/t Ag, 0.1% Cu, 0.02% Pb, 6.33% Zn)	0.5m @ 13.83g/t AuEq (10.3g/t Au, 23.4g/t Ag, 0.1% Cu, 0.02% Pb, 6.33% Zn)	Cuesta de Cura
CRSX25-48C	810.00	5.0	4.35	4.30	34.3	0.38	0.09	0.10	5.04	25.22	5m @ 5.04g/t AuEq (4.3g/t Au, 34.3g/t Ag, 0.09% Cu, 0.1% Pb, 0.38% Zn)		Porph Intrusives - hdb-bi-pl



CRSX25-48C	820.00	3.0	2.61	5.58	12.5	0.57	0.04	0.02	6.06	18.19	0.6m @ 15.27g/t AuEq (14.45g/t Au, 39.5g/t Ag, 0.08% Cu, 0.07% Pb, 0.46% Zn)	0.6m @ 15.27g/t AuEq (14.45g/t Au, 39.5g/t Ag, 0.08% Cu, 0.07% Pb, 0.46% Zn)	820 - 820.58 Porph Intrusives - hdb-bi-pl 820.58 - 823 Indidura
CRSX25-48C	829.00	1.5	1.31	1.95	3.0	0.06	0.01	0.01	2.02	3.04			Indidura
CRSX25-48D	826.30	1.7	1.53	1.43	5.6	1.29	0.04	<0.005	2.18	3.71			FG Intrusives - hdb-bi-pl
CRSX25-48D	842.70	9.4	8.51	1.37	15.5	1.11	0.08	0.02	2.21	20.87			Indidura
CRSX25-48D	856.80	13.2	11.87	2.20	7.2	0.98	0.05	0.01	2.83	37.37	1m @ 11.35g/t AuEq (9.41g/t Au, 35.7g/t Ag, 0.32% Cu, 0.01% Pb, 2.24% Zn)	1m @ 11.35g/t AuEq (9.41g/t Au, 35.7g/t Ag, 0.32% Cu, 0.01% Pb, 2.24% Zn)	Indidura
CRSX25-49	1092.50	1.5	1.19	2.89	0.3	0.01	<0.005	<0.005	2.90	4.35			Cuesta de Cura
CRSX25-49	1173.15	0.5	0.39	4.46	5.9	3.15	0.04	0.01	6.13	3.06			La Peña
CRSX25-49	1195.65	0.5	0.42	17.85	22.9	13.35	0.16	0.02	24.89	12.45	0.5m @ 24.89g/t AuEq (17.85g/t Au, 22.9g/t Ag, 0.16% Cu, 0.02% Pb, 13.35% Zn)	0.5m @ 24.89g/t AuEq (17.85g/t Au, 22.9g/t Ag, 0.16% Cu, 0.02% Pb, 13.35% Zn)	La Peña
CRSX25-49	1266.20	1.3	1.02	1.00	37.4	0.05	1.10	<0.005	2.91	3.78			La Peña
CRSX25-49A	1056.85	1.0	0.76	9.76	71.0	4.42	0.08	0.27	12.95	12.95	1m @ 12.95g/t AuEq (9.76g/t Au, 71g/t Ag, 0.08% Cu, 0.27% Pb, 4.42% Zn)	1m @ 12.95g/t AuEq (9.76g/t Au, 71g/t Ag, 0.08% Cu, 0.27% Pb, 4.42% Zn)	Cuesta de Cura
CRSX25-49A	1073.40	0.5	0.47	5.91	18.7	3.88	0.03	0.03	8.09	4.45			Cuesta de Cura
CRSX25-49A	1106.00	11.0	9.45	2.83	17.0	0.38	0.41	<0.005	3.76	41.40	3.7m @ 5.29g/t AuEq (4.06g/t Au, 18.6g/t Ag, 0.48% Cu, <0.005% Pb, 0.77% Zn)		Cuesta de Cura
CRSX25-49A	1148.45	1.7	1.46	0.90	34.4	0.03	0.62	<0.005	2.14	3.64			Cuesta de Cura
CRSX25-49A	1153.90	13.6	11.63	2.73	24.9	0.33	0.42	0.01	3.73	50.58	1m @ 23.25g/t AuEq (21.5g/t Au, 50.4g/t Ag, 0.21% Cu, 0.1% Pb, 1.73% Zn)	1m @ 23.25g/t AuEq (21.5g/t Au, 50.4g/t Ag, 0.21% Cu, 0.1% Pb, 1.73% Zn)	Cuesta de Cura
CRSX25-49A	1188.05	1.3	1.00	2.64	6.2	1.39	0.05	0.01	3.46	4.50			Cuesta de Cura
CRSX25-49A	1241.65	0.5	0.39	4.97	41.5	7.72	0.09	0.04	9.38	4.69			La Peña
CRSX25-49A	1253.00	1.5	1.16	21.00	44.3	0.23	0.18	0.20	21.93	32.90	1.5m @ 21.93g/t AuEq (21g/t Au, 44.3g/t Ag, 0.18% Cu, 0.2% Pb, 0.23% Zn)	1.5m @ 21.93g/t AuEq (21g/t Au, 44.3g/t Ag, 0.18% Cu, 0.2% Pb, 0.23% Zn)	La Peña
CRSX25-49B	948.25	1.0	0.70	0.34	54.6	4.65	0.09	0.10	3.42	3.25			Cuesta de Cura
CRSX25-49B	1018.25	1.5	1.12	13.97	167.9	5.97	0.11	2.37	19.79	29.69	1.5m @ 19.79g/t AuEq (13.97g/t Au, 167.9g/t Ag, 0.11% Cu, 2.37% Pb, 5.97% Zn)	1.5m @ 19.79g/t AuEq (13.97g/t Au, 167.9g/t Ag, 0.11% Cu, 2.37% Pb, 5.97% Zn)	Cuesta de Cura
CRSX25-49B	1076.00	2.8	2.14	1.04	12.4	2.30	0.10	0.02	2.46	7.01			Cuesta de Cura
CRSX25-49B	1149.00	1.5	1.29	2.08	5.3	0.08	0.02	0.01	2.20	3.30			FG Intrusives - hdb-bi-pl
CRSX25-49B	1153.60	0.9	0.73	9.18	5.0	0.87	0.04	0.02	9.73	8.27	0.9m @ 9.73g/t AuEq (9.18g/t Au, 5g/t Ag, 0.04% Cu, 0.02% Pb, 0.87% Zn)		Cuesta de Cura
CRSX25-49B	1167.00	1.8	1.51	2.06	6.3	0.24	0.07	<0.005	2.34	4.10			Cuesta de Cura
CRSX25-50A	754.55	1.5	1.20	3.62	12.3	1.23	0.02	0.01	4.40	6.37			Indidura
CRSX25-50A	776.30	0.7	0.58	5.51	60.6	2.29	0.17	0.05	7.58	5.31			Indidura
CRSX25-50A	817.85	1.4	1.12	5.78	3.4	0.18	0.04	<0.005	5.96	8.04	1.4m @ 5.96g/t AuEq (5.78g/t Au, 3.4g/t Ag, 0.04% Cu, <0.005% Pb, 0.18% Zn)		817.85 - 819.15 FG Intrusives - hdb-bi-pl 819.15 - 819.2 Indidura
CRSX25-50A	834.00	4.5	3.74	1.86	7.5	0.26	0.02	0.02	2.10	9.47			834 - 835.15 Indidura 835.15 - 838.5 FG Intrusives - hdb-bi-pl
CRSX25-50A	843.45	11.6	9.61	4.77	17.0	2.20	0.12	0.01	6.21	71.70	7m @ 7.29g/t AuEq (6.23g/t Au, 14g/t Ag, 0.09% Cu, 0.01% Pb, 1.58% Zn)	1.5m @ 12.05g/t AuEq (9.05g/t Au, 29.1g/t Ag, 0.14% Cu, 0.03% Pb, 5.02% Zn)	Indidura
CRSX25-50A	868.50	0.9	0.63	1.65	11.0	3.92	0.07	0.01	3.79	3.41			Indidura
CRSX25-50A	935.70	0.7	0.50	5.58	27.5	2.30	0.19	0.01	7.28	5.10			Cuesta de Cura

Criteria: Cut off grade 2g/t AuEq, minimum length 1.5m, maximum consecutive internal waste 3m, if Au grade x length > 3 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb



Table 2: Camino Rojo Sulphide Composite Drill Results (Composites 1g/t Au cog)

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	AuEq g/t (Au+Ag+Cu+Pb+Zn)	b	Including 2.0g/t Au COG	Including 10g/t Au HG	Litho
CRSX24-36D	712.45	1.3	0.9	3.65	36.5	0.01	0.06	0.47	4.24	4.56	1.2m @ 4.24g/t AuEq (3.65g/t Au, 36.5g/t Ag, 0.01% Cu, 0.06% Pb, 0.47% Zn)		Caracol
CRSX25-46	469.40	3.4	2.5	2.42	23.4	0.01	0.29	0.21	2.82	8.24	1.8m @ 3.62g/t AuEq (2.9g/t Au, 41.9g/t Ag, 0.01% Cu, 0.53% Pb, 0.39% Zn)		Breccia
CRSX25-46	515.65	0.6	0.5	3.84	23.0	0.02	0.14	0.59	4.35	2.50			515.65 - 516.2 Caracol 516.2 - 516.3 Breccia
CRSX25-46	525.00	0.7	0.5	6.51	24.7	0.03	0.06	1.76	7.45	4.56	0.7m @ 7.45g/t AuEq (6.51g/t Au, 24.7g/t Ag, 0.03% Cu, 0.06% Pb, 1.76% Zn)		Caracol
CRSX25-46	529.90	1.5	1.1	2.28	16.8	0.01	0.08	0.11	2.53	3.42	1.5m @ 2.53g/t AuEq (2.28g/t Au, 16.8g/t Ag, 0.01% Cu, 0.08% Pb, 0.11% Zn)		Caracol
CRSX25-46	538.60	4.2	3.1	2.06	32.5	0.02	0.33	0.81	2.80	8.67	1.5m @ 4.7g/t AuEq (3.28g/t Au, 58.4g/t Ag, 0.03% Cu, 0.59% Pb, 1.75% Zn)		Caracol
CRSX25-46	550.00	1.2	0.9	1.43	12.5	0.01	0.11	0.12	1.64	1.71			Caracol
CRSX25-46	563.10	1.4	1.0	9.53	38.2	0.04	0.26	0.14	10.11	13.34	1.4m @ 10.11g/t AuEq (9.53g/t Au, 38.2g/t Ag, 0.04% Cu, 0.26% Pb, 0.14% Zn)	0.6m @ 16.08g/t AuEq (15.6g/t Au, 33.1g/t Ag, 0.07% Cu, 0.03% Pb, 0.08% Zn)	Caracol
CRSX25-47	403.10	4.5	3.4	4.79	8.4	0.00	0.07	0.14	4.94	21.54	1.5m @ 13.42g/t AuEq (13g/t Au, 21.7g/t Ag, 0% Cu, 0.19% Pb, 0.38% Zn)	1.5m @ 13.42g/t AuEq (13g/t Au, 21.7g/t Ag, 0% Cu, 0.19% Pb, 0.38% Zn)	403.1 - 404.55 Breccia 404.55 - 407.6 Caracol
CRSX25-47	412.85	1.5	1.1	2.48	2.6	0.00	0.00	0.02	2.52	3.72	1.5m @ 2.52g/t AuEq (2.48g/t Au, 2.6g/t Ag, 0% Cu, 0% Pb, 0.02% Zn)		Caracol
CRSX25-47	516.50	1.5	1.1	1.46	52.9	0.01	0.42	0.17	2.19	2.19			Caracol
CRSX25-47	531.65	7.4	5.5	1.36	79.7	0.02	0.52	0.85	2.66	10.00	1.1m @ 12.62g/t AuEq (6.26g/t Au, 402g/t Ag, 0.12% Cu, 2.28% Pb, 3.93% Zn)		Caracol
CRSX25-47	549.00	1.1	0.8	2.16	79.2	0.02	0.82	0.86	3.53	2.38			Caracol
CRSX25-47	571.70	0.9	0.7	8.57	34.8	0.01	0.07	0.12	9.01	7.71	0.9m @ 9.01g/t AuEq (8.57g/t Au, 34.8g/t Ag, 0.01% Cu, 0.07% Pb, 0.12% Zn)		Caracol
CRSX25-47	654.95	0.8	0.6	14.45	118.0	0.04	1.43	1.25	16.54	12.28	0.8m @ 16.54g/t AuEq (14.45g/t Au, 118g/t Ag, 0.04% Cu, 1.42% Pb, 1.25% Zn)	0.8m @ 16.54g/t AuEq (14.45g/t Au, 118g/t Ag, 0.04% Cu, 1.42% Pb, 1.25% Zn)	Caracol
CRSX25-48C	566.40	1.8	1.6	6.54	22.4	0.04	0.21	0.94	7.21	11.77	1.8m @ 7.21g/t AuEq (6.54g/t Au, 22.4g/t Ag, 0.04% Cu, 0.21% Pb, 0.94% Zn)		Caracol
CRSX25-48C	706.00	3.0	2.6	1.33	2.4	0.01	0.00	0.10	1.40	3.92			Breccia
CRSX25-48C	736.50	1.5	1.3	1.61	7.7	0.01	0.00	0.08	1.74	2.42			Caracol
CRSX25-48C	744.00	1.5	1.3	1.05	0.6	0.01	0.00	0.10	1.10	1.58			Caracol
CRSX25-48C	763.50	8.1	7.0	1.04	3.3	0.02	0.00	0.19	1.16	8.41	1.8m @ 2.52g/t AuEq (2.44g/t Au, 2g/t Ag, 0.02% Cu, 0% Pb, 0.11% Zn)		Caracol
CRSX25-48C	784.00	14.7	12.8	2.01	14.1	0.03	0.03	0.42	2.39	29.51	10.1m @ 2.57g/t AuEq (2.29g/t Au, 13.8g/t Ag, 0.03% Cu, 0.01% Pb, 0.27% Zn)		784 - 796.5 Caracol 796.5 - 798.7 Indidura
CRSX25-48D	772.50	13.8	10.0	2.39	25.8	0.08	0.02	1.53	3.34	33.04	11m @ 3.9g/t AuEq (2.79g/t Au, 28.8g/t Ag, 0.09% Cu, 0.02% Pb, 1.83% Zn)	0.7m @ 27.89g/t AuEq (24.3g/t Au, 56.1g/t Ag, 0.2% Cu, 0.04% Pb, 7.75% Zn)	772.5 - 775.3 Caracol 775.3 - 786.3 Indidura
CRSX25-49	658.00	1.5	1.3	1.15	6.6	0.01	0.01	0.03	1.24	1.72			Caracol



Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb

Table 3: Camino Rojo Sulphide Extension Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRSX24-36D	243305.3	2676111.1	1957.9	139.7	-57.99	1551.0
CRSX24-41A	242688.5	2675949.1	1963.6	113.3	-62.20	1557.3
CRSX24-42B	243090.2	2675954.9	1960.3	147.0	-69.90	1616.0
CRSX24-44A	243397.5	2675996.6	1955.4	173.4	-73.47	1531.4
CRSX24-45A	243414.5	2675988.9	1955.7	121.2	-76.50	1550.3
CRSX25-46	243501.1	2676087.7	1954.8	161.0	-73.00	1094.7
CRSX25-46A	243501.1	2676087.7	1954.8	147.6	-65.27	1062.9
CRSX25-46B	243501.1	2676087.7	1954.8	133.2	-57.24	1092.7
CRSX25-46C	243501.1	2676087.7	1954.7	163.7	-62.20	1057.3
CRSX25-47	243397.2	2675997.8	1955.5	152.0	-75.00	1101.0
CRSX25-47A	243397.2	2675997.8	1955.5	136.8	-65.50	1068.2
CRSX25-47B	243397.2	2675997.8	1955.5	195.0	-72.66	1202.3
CRSX25-47C	243397.2	2675997.8	1955.5	180.3	-78.83	1265.7
CRSX25-48A	243589.8	2676191.2	1954.1	117.0	-66.50	1119.3
CRSX25-48B	243589.8	2676191.2	1954.1	133.6	-32.02	1049.1
CRSX25-48C	243589.8	2676191.2	1954.1	124.5	-49.52	905.2
CRSX25-48D	243589.8	2676191.2	1954.1	151.9	-55.43	886.8
CRSX25-49	243306.9	2676110.8	1957.3	145.0	-70.00	1296.2
CRSX25-49A	243306.9	2676110.8	1957.3	145.5	-62.55	1259.7
CRSX25-49B	243306.9	2676110.8	1957.3	132.3	-54.70	1218.1
CRSX25-50A	243599.6	2676109.6	1953.6	116.4	-63.75	991.9